UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 12b-25

                     NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-4436           CUSIP NUMBER: 858603103000

(Check one):
(X)Form 10-K  ( )Form 20-K   ( )Form 11-K   ( )Form 10-Q   ( )Form N-SAR

                                   December 31, 1998
              For Period Ended:_____________________________
              ( ) Transition Report on Form 10-K
              ( ) Transition Report on Form 20-F
              ( ) Transition Report on Form 11-K
              ( ) Transition Report on Form 10-Q
              ( ) Transition Report on From N-SAR
              For the Transition Period Ended:______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________

PART I - REGISTRANT INFORMATION

                      THE STEPHAN CO.
____________________________________________________________
Full Name of Registrant

____________________________________________________________
Former Name if Applicable

                   1850 WEST McNAB ROAD
____________________________________________________________
Address of Principal Executive Office(Street and Number)

             FORT LAUDERDALE, FLORIDA  33309
____________________________________________________________
City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part
    |     III of this form could not be eliminated without
    |     unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report,
(x) |     transition report on Form 10-K, Form 20-F, 11-K,
    |     Form N-SAR, or portion thereof, will be filed on
    |     or before the fifteenth calendar day following the
    |     prescribed due date; or the subject quarterly report of
    |     transition and report on Form 10-Q, or portion thereof
    |     will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit
    |     required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


Due to the significant amount of time management of the Company has had to devote to the integration of Morris-
Flamingo, L.P., purchased in March, 1998 and final determination of the impact of the acquisition, the Company can not file its' Annual Report on Form 10-K by March 31, 1998 without unreasonable effort or expense.


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

      David Spiegel              (954)         971-0600
____________________________  ___________  ________________
          (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                             (X)Yes ( )No
____________________________________________________________





(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            (X)Yes ( )No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Income for the year ended December 31, 1998 is expected to be significantly lower due to a change in the overall product mix, primarily resulting from the Morris Flamingo acquisition in March, 1998. The impact of the change in the product mix on cost of sales that occurred in 1998 was not adequately reflected in the interim financial statements due to the calculation of interim cost of sales using historical gross profit percentages. In the course of preparing the year-end financial statements, the Registrant discovered its cost of sales was actually higher than previously reported and anticipates restating the June 30, 1998 and September 30, 1998 financial statements.

============================================================

                       THE STEPHAN CO.
     __________________________________________________
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      March 31, 1999           /s/ David Spiegel
Date__________________ By_______________________________